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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ______________

                                 SCHEDULE 14D-9
                                 (Rule 14d-101)

               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934

                               (Amendment No. 2)
                                 ______________
                      Sensormatic Electronics Corporation
                           (Name of Subject Company)

                      Sensormatic Electronics Corporation
                      (Name of Person(s) Filing Statement)
                                 ______________
                    Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                   817265101
                     (CUSIP Number of Class of Securities)
                                 ______________
                            Walter A. Engdahl, Esq.
            Corporate Vice President, General Counsel and Secretary
                      Sensormatic Electronics Corporation
                                951 Yamato Road
                         Boca Raton, Florida 33431-0700
                                 (561) 989-7000
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
            Communications on Behalf of Person(s) Filing Statement)
                                 ______________
                                With copies to:

         Victor I. Lewkow, Esq.                 Jerome M. LeWine, Esq.
   Cleary, Gottlieb, Steen & Hamilton         Salans Hertzfeld Heilbronn
           One Liberty Plaza                       Christy & Viener
           New York, NY 10006                      620 Fifth Avenue
             (212) 225-2000                       New York, NY 10020

     [_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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     This Amendment No. 2 (this "Amendment") amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented, the "Schedule 14D-9") initially filed with the Securities and Exchange Commission ("SEC") on August 23, 2001, as amended by Amendment No. 1 thereto filed with the SEC on September 4, 2001, by Sensormatic Electronics Corporation, a Delaware corporation (the "Company"), relating to the offer by Tyco Acquisition Corp. XXIV (NV), a Nevada corporation ("Acquiror") and wholly owned subsidiary of Tyco International Ltd., a Bermuda company ("Tyco"), to exchange each outstanding share of the common stock of the Company, par value $0.01 per share, for a fraction of a share of common stock, par value $0.20 per share, of Tyco upon the terms and subject to the conditions set forth in the Offer. This Schedule 14D-9 is being filed on behalf of the Company. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 8.  Additional Information.

     On September 11, 2001, the Company disseminated a press release, a copy of which is incorporated by reference as Exhibit (a)(5) hereto.

Item 9.  Exhibits

Exhibit (a)(1)(iii)  "*" is deleted and is replaced with "(incorporated by reference to Exhibit 99.7 to the Tyco S-4)."

Exhibit (a)(5)       Press Release of Sensormatic Electronics Corporation,
                     issued on September 11, 2001.

Annex B

     Page B-11 of Annex B of the Schedule 14D-9 is hereby amended and supplemented as follows:

     .    In the column "Amount and Nature of Beneficial Ownership" for Ronald
          G. Assaf, "697,433(2)" is deleted and is replaced with "1,500,537(2)" and in the column "Percent of Common Stock" for Ronald G. Assaf, "*" is deleted and is replaced with "1.85%."

     . In the column "Amount and Nature of Beneficial Ownership" for all directors and executive officers as a group, "2,733,743(15)" is deleted and is replaced with "3,536,847(15)" and in the column "Percent of Common Stock" for all directors and executive officers as a group, "3.36%" is deleted and is replaced with "4.30%".

     . Footnote (2) is deleted and is revised to read in its entirety as follows: "(2) Includes 407,000 shares issuable upon exercise of options. Also includes 49,247 shares held for Mr. Assaf's account under the Employee Stock Ownership Plan (the "ESOP") at June 30, 2001, over which Mr. Assaf has sole voting power, 22,104 shares held by Mrs. Assaf, and 141,000 shares, and 775,000 shares issuable upon exercise of
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          options, held by trusts for the benefit of Mr. Assaf's children, over which Mr. Assaf does not have voting or dispositive power.

     Page B-12 of Annex B of the Schedule 14D-9 is hereby amended and supplemented to revise footnote (15) to read in its entirety as follows: "(15) Includes 51,547 shares held for certain directors and executive offices under the ESOP at June 30, 2001, over which the respective directors and officers have sole voting power, and 2,347,980 shares issuable upon exercise of options."

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            Sensormatic Electronics Corporation


                            By: /s/ Walter A. Engdahl
                                ---------------------
                            Name:  Walter A. Engdahl
                            Title: Corporate Vice President--General Counsel &
                                   Secretary

Dated:  September 13, 2001

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